November 17, 2025	Release 12-2025

Western Copper and Gold Welcomes Referral of
Northwest Critical Conservation Corridor to Major Projects Office

Vancouver, B.C. Western Copper and Gold Corporation (TSX: WRN) (NYSE American: WRN) (“Western” or the “Company”) welcomes the announcement by Prime Minister Carney referring the Northwest Critical Conservation Corridor – including the proposed Yukon-B.C. Grid Connect – to the Major Projects Office (“MPO”) to accelerate the development and delivery of this nation-building project.

Western welcomes the federal recognition of this corridor and its extraordinary potential to advance critical minerals development and clean power transmission, while upholding Indigenous rights and supporting Indigenous project leadership.

Connecting the Yukon's isolated electrical grid to the Canadian grid through B.C. could strengthen energy security, deliver clean power across Canada's Northwest corridor, and support the responsible development of critical minerals projects in the Yukon, including Western's Casino Project.

According to the Yukon Development Corporation's Shared Grid / Shared Benefits report, the Yukon-B.C. Grid Connect could unlock up to C$7.6 billion per year in clean economic growth, support more than 36,000 long-term jobs, and enable up to 2,000 MW of new renewable energy. The report identifies the Casino Project as an anchor tenant and a potential source of stable baseload demand that could support the transmission line's economic viability.

"The federal government is clearly signaling one of its priorities: unlocking critical minerals through nation-building infrastructure," said Sandeep Singh, President & Chief Executive Officer. "We're pleased to see momentum building for the Yukon-B.C. Grid Connect and believe that the Casino Project can serve as a catalyst to deliver on this Yukon and Canadian priority."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

President & CEO

Western Copper and Gold Corporation

TSX: WRN
NYSE American: WRN

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the development and delivery of the Northwest Critical Conservation Corridor and the Yukon-B.C. Grid Connect; the potential for the corridor and Grid Connect to advance critical minerals development and clean power transmission; the Grid Connect strengthening energy security, delivering clean power, and supporting the responsible development of critical minerals projects; projections regarding economic growth, job creation, and renewable energy capacity; and Casino's potential role as an anchor tenant and source of stable baseload demand.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.